Pricing Supplement dated March 11, 2001                          Rule #424(b)(3)
(To Prospectus dated April 6, 2000)                           File No. 333-33136


                                  ADVANTA CORP.

                          For use only by residents of:
            CA, CO, CT, DE, FL, GA, KS, MA, MD, MN, NJ, NY, OR and PA

                            ADVANTA INVESTMENT NOTES

                            PRINCIPAL AMOUNT                  PRINCIPAL AMOUNT
                            $5,000 - $49,999                    $50,000 PLUS
                                          Annual                              Annual
                                        Percentage                          Percentage
          Term      Interest Rate         Yield*          Interest Rate        Yield*
          ----      -------------     ------------        -------------        ------

         91 days        7.79%              8.10%              7.79%             8.10%
         6 month        9.99%             10.50%             10.21%            10.75%
        12 month       10.66%             11.25%             10.89%            11.50%
        18 month       10.71%             11.30%             10.93%            11.55%
        24 month       10.75%             11.35%             10.98%            11.60%
        30 month       10.80%             11.40%             11.02%            11.65%
        48 month       10.84%             11.45%             11.07%            11.70%
        60 month       10.89%             11.50%             11.11%            11.75%


                    REDIRESERVE VARIABLE RATE CERTIFICATES**

                                                                      Annual
                                                                    Percentage
                            Tier               Interest Rate          Yield*
                            ----               -------------          ------
                      $100 to $4,999               4.75%              4.86%
                     $5,000 to $24,999             7.75%              8.06%
                     $25,000 to $49,999            8.00%              8.33%
                        $50,000 plus               8.25%              8.60%

                            Minimum Investment $5,000

                               RECENT DEVELOPMENTS

Pursuant to the terms of the Purchase and Sale Agreement (the "Agreement"), dated January 8, 2001, by and between Advanta Corp., a Delaware corporation ("Advanta"), and Chase Manhattan Mortgage Corporation, a New Jersey corporation ("Chase"), Advanta and certain of
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its subsidiaries transferred and assigned to Chase and its affiliates substantially all of the assets and operating liabilities associated with its mortgage business (the "Transaction"). The Transaction was approved by Advanta's stockholders at a special meeting of the stockholders held on February 27, 2001 at Advanta's headquarters and was consummated on March 1, 2001, effective as of February 28, 2001 (the "Closing Date").

The purchase price for the assets, net of the related operating liabilities assumed by Chase that appeared on Advanta's balance sheet associated with its mortgage business, was approximately $1.02 billion. This net purchase price resulted in a gain to Advanta, before Transaction expenses and other costs, of approximately $59.7 million. This gain will be reduced by a charge of approximately $19.7 million associated with certain equipment, facilities and derivative instruments related to hedging activities not purchased by Chase in the Transaction. Advanta anticipates recording a restructuring charge associated with its intention to substantially reduce corporate expenses after the Closing Date.

Advanta will use the proceeds from the sale of the mortgage business to reduce debt and enhance the Company's funds available to invest in its business credit card business. On March 7, 2001, Advanta announced an offer to purchase all of its currently outstanding Medium-Term Notes at their face value, plus accrued and unpaid interest. The Medium-Term Notes are unrelated to the Investment Notes and RediReserve Certificates offered by this Prospectus.

As a result of the Transaction, Advanta will no longer operate a mortgage business. However, Advanta did retain contingent liabilities, primarily relating to litigation, arising out of its operation of the mortgage business before the Closing Date that were not specifically assumed by Chase in the Transaction. Following the Transaction, Advanta continues to operate its other financial services businesses, the products of which include business credit cards, insurance and deposit products, and to make venture capital investments through its affiliates, including Advanta Partners LP. As indicated below, Advanta also will continue to service the existing leases in its small ticket equipment leasing portfolio.

On January 23, 2001, Advanta announced that after a thorough review of strategic alternatives available to its Leasing business, Advanta has decided that it is in the best interests of its stockholders to cease originating leases. Advanta will continue to service the existing leasing portfolio rather than sell the business or the portfolio.

AN OFFER CAN ONLY BE MADE BY THE PROSPECTUS DATED APRIL 6, 2000, IN CONJUNCTION WITH THIS PRICING SUPPLEMENT. SEE "RISK FACTORS" BEGINNING AT PAGE 7 OF THE PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS WHICH SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE NOTES AND REDIRESERVE CERTIFICATES. THE NOTES AND REDIRESERVE CERTIFICATES REPRESENT OBLIGATIONS OF ADVANTA CORP. AND ARE NOT INSURED OR GUARANTEED BY THE FDIC OR ANY GOVERNMENTAL OR PRIVATE ENTITY.

* The Annual Percentage Yield assumes all interest reinvested daily at the stated rate.
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* The interest rate we pay on any particular RediReserve Certificate depends on the tier into which the holder's end-of-the-day balance falls. We will not pay interest on a RediReserve Certificate for any day on which the end-of-the-day balance is less than $100. Interest rates and annual percentage yields for each tier may change from week to week and will apply to outstanding RediReserve Certificates. We currently set the interest rates each Sunday and they are effective through Saturday. Interest rates for each one week period, currently commencing on Sunday, will be at least equal to the rate on the thirteen week U.S. Treasury Bill auctioned on the immediately preceding Monday less one percent (1%).

                            FOR MORE INFORMATION CALL
                                 1-800-223-7074